U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

April 28, 2021

Re: Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that LivaNova PLC has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the period ended March 31, 2021, which was filed with the Securities and Exchange Commission on April 28, 2021. The disclosure can be found within Part II, Item 5. Other Information in the Quarterly Report on Form 10-Q.

Respectfully submitted,

LivaNova PLC

By:	/s/ DAMIEN MCDONALD
Damien McDonald
Chief Executive Officer

By:	/s/ ALEX SHVARTSBURG
Alex Shvartsburg
Chief Financial Officer